Exhibit 99.3

Paris, December 15, 2011

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Martin Deffontaines is appointed Vice-President,

Investor Relations

Martin Deffontaines is appointed Vice-President, Investor Relations of Total. He succeeds Bertrand de La Noue who is appointed General Representative for Total in China.

Martin Deffontaines has been Vice President Strategy within Strategy Business Development R&D Division, in Exploration Production, since 2010.

He started his carreer in 1991 in the Exploration & Production sector as a project engineer.

He then carries responsibilities as Field Manager in Russia and Africa before becoming a Negotiator in the Department of New Ventures and Asset Management.

In 2008, he was appointed Managing Director of Total E&P Yemen.

Martin Deffontaines is 46, graduated from the Ecole Nationale Supérieure de Techniques Avancées (ENSTA) and from the University of Paris VI.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Since 2009, Bertrand de La Noue had been Vice-President Investor Relations.

He started his carreer in Africa before joining the Group’s Downstream sector in 1985 in the United Kingdom. He then joined Total Outre-Mer. In 1990, he was appointed Crude Oil Manager in Tokyo.

He joined the Investor Relations team for the first time in 1993. He was then appointed General Manager–Information and Planning of Total South Africa. In 1999, he became Chief Financial Officer of Total France.

He had been President and Chief Executive Officer of Total Holdings USA, based in Houston, since 2004.

Bertrand de La Noue is 50 years old. He is a graduate of French Business School HEC Paris and of the Executive Training Program (ETP) of the European Union in Japan.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Note for editors : Picture available on request.

Contact Media Relations : 01 47 44 46 99 – presse@total.com